Exhibit 99.2

KAMADA LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Gil Efron and Nir Livneh, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 1.0 per share, of Kamada Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the 2016 Annual General Meeting of Shareholders of the Company to be held on Tuesday, August 30, 2016, at 2:00 p.m. (Israel time), at the offices of the Company, 7 Sapir Street, Kiryat Weizmann Science Park, Ness Ziona, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the Notice of and Proxy Statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND THE OUTSIDE DIRECTOR NAMED IN ITEM 2 AND FOR EACH OF THE OTHER ITEMS SET FORTH ON THE REVERSE.  ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

VOTES CAST FOR ITEMS 2, 6 AND 8 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL.

(Continued and to be signed on the reverse side)

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

KAMADA LTD.

AUGUST 30, 2016

GO GREEN

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

¯ Please detach along perforated line and mail in the envelope provided. ¯

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND
THE OUTSIDE DIRECTOR NAMED IN ITEM 2 AND “FOR” ALL OTHER PROPOSALS.  PLEASE SIGN, DATE AND RETURN
PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To reelect five directors to serve as members of the Company’s Board of Directors until the next annual general meeting of shareholders and in accordance with the Company’s Articles of Association.
	FOR	AGAINST	ABSTAIN
Mr. Leon Recanati	☐	☐	☐
Dr. Michael Berelowitz	☐	☐	☐
Mr. Jonathan Hahn	☐	☐	☐
Mr. Saadia Ozeri	☐	☐	☐
Mr. David Tsur	☐	☐	☐

2.	To elect Mr. Avraham Berger as an outside director, within the meaning of the Israeli Companies Law, 1999, for an initial three-year term.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 2? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 2)

YES	NO
☐	☐

3.
To ratify and approve the Company entering into an indemnification and exculpation agreement with each of Dr. Michael Berelowitz and Mr. Saadia Ozeri and, subject to approval of Proposal 2, to approve the Company entering into an indemnification and exculpation agreement with Mr. Avraham Berger.

FOR	AGAINST	ABSTAIN
☐	☐	☐

4.	To approve the grant of options to directors other than the outside directors (within the meaning of the Israeli Companies Law, 1999).

FOR	AGAINST	ABSTAIN
☐	☐	☐

5.	Subject to approval of Proposals 2 and 4, to approve the grant of options to the outside directors (within the meaning of the Israeli Companies Law, 1999).

FOR	AGAINST	ABSTAIN
☐	☐	☐

6.	To approve amended compensation and the grant of options and, subject to approval of Proposal 8, restricted shares to Mr. Amir London, the Chief Executive Officer of the Company.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 6? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 6)

YES	NO
☐	☐

7.
To approve certain amendments to the Company’s Articles of Association related to the service of outside directors on the Board of Directors of the Company and to approve and adopt an English language version of the amended Articles of Association as the governing Articles of Association of the Company.

FOR	AGAINST	ABSTAIN
☐	☐	☐

8.	To approve an amended and restated Compensation Policy for Executive Officers and Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 8? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 8)

YES	NO
☐	☐

9.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2016 and for such additional period until the next annual general meeting.

FOR	AGAINST	ABSTAIN
☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

Signature of Shareholder _____________________ Date ___________ Signature of Shareholder_________________________ Date ___________

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.